Filed by Seacoast Banking Corporation of Florida, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Villages Bancorporation, Inc.
Commission File No.: 000-13660

May 30, 2025
Seacoast Banking Corporation of Florida Investor Call to Discuss its Pending Acquisition of Villages Bancorporation, Inc.

Corporate Speakers
•Chuck Shaffer; Seacoast Banking Corporation of Florida; Chairman and Chief Executive Officer
•Michael Young; Seacoast Banking Corporation of Florida; Treasurer and Director of Corporate Development and Investor Relations
•James Stallings; Seacoast Banking Corporation of Florida; Chief Credit Officer

Participants
•Woody Lay; KBW; Analyst
•Stephen Scouten; Piper Sandler; Managing Director
•Russell Gunther; Stephens; Managing Director
•David Bishop; Hovde Group; Director
•David Feaster; Raymond James; Analyst
•Christopher Marinac; Janney Montgomery Scott; Director of Research

PRESENTATION

Operator

Welcome to Seacoast Banking Corporation's Conference Call regarding the Announcement of its Proposed Acquisition of Village Bancorporation, Inc. and its bank subsidiary, Citizens First Bank. (Operator Instructions)

Before we begin, I have been asked to direct your attention to the statement contained at the end of the company's press release regarding forward-looking statements and the risks and uncertainties identified therein.

Seacoast will be discussing issues that constitute forward-looking statements within the meaning of the Securities and Exchange Act, and its comments today are intended to be covered within the meaning of that act.

Please note, this conference is being recorded.

I will now turn the call over to Chuck Shaffer, Chairman and CEO of Seacoast and Seacoast Bank. Mr. Shaffer, you may begin.

Chuck Shaffer
All right. Good morning. And thank you all for joining us this morning.

As we provide our comments, we'll reference the merger slide deck titled Acquisition of Villages Bancorporation, which you can find at our website, www.seacoastbanking.com.

Joining me today are Michael Young, Treasurer and Director of Corporate Development and Investor Relations; and James Stallings, our Chief Credit Officer.

Our Chief Financial Officer, Tracey Dexter, is currently out of the country on vacation and will not be joining us.

We're excited to announce the acquisition of Villages Bancorporation, Inc. and its subsidiary, Citizens First Bank. This merger represents the beginning of a long-term partnership with The Villages community. We believe the strong cultural alignment between our teams, along with a shared commitment to customer-centric values, will further strengthen the relationship-based banking model that both organizations are deeply passionate about.

As with any meaningful partnership, this merger brings significant benefits to all key stakeholders in The Villages communities including our new and existing associates as well as shareholders of both companies.

The Villages is a distinctive master-planned community in North Central Florida, offering a one-of-a-kind environment that draws people from across the country seeking camaraderie and active lifestyle and the opportunity to live out their version of the American Dream.

Over the past five years, The Villages MSA has been the fastest growing in the nation. And building on this momentum, the developer has launched a second Villages community, an expansion we are excited to support through continued branching and strategic investment in the years ahead.

In looking back over the last five years, our fortress balance sheet and conservatism has served us well through a pandemic and then through a rapid interest rate cycle and then further through a liquidity crisis. Consistent with our conservative culture, we retain capital and liquidity to support our customers in good times, but more importantly, during uncertain times.

During that liquidity crisis of 2023, we built an industry-leading capital position and have been carefully looking for an opportunity to prudently put that capital to work for our shareholders.

We believe the acquisitions of VBI and Heartland Bancshares are very good uses of this excess capital, adding material earnings accretion with a low-risk earn-back profile. Both acquisitions have lower loan deposit ratios, which limits credit risk and provides the opportunity to reposition bond portfolios funded with exceptional deposit bases. Both transactions are truly unique in their own way, and you will find very few financial institutions with these profiles in the industry.

And lastly, just as Seacoast holds the number one deposit market share in the high-growth Port St. Lucie MSA, Villages Bancorporation enjoys leading market share in the faster-growing Villages MSA. We believe this partnership further strengthens our unique franchise value as the largest publicly traded Florida-based bank.

It enhances our long-term growth trajectory, improves profitability and delivers reinvestment capacity and expands our ability to support future loan growth, all through low-risk deployment of excess capital.

I want to extend my sincere thanks to the teams at Villages Bancorporation and Citizens First Bank for their dedication and collaboration throughout the diligence process and bringing this partnership to life. We look forward to welcoming their employees and customers to the Seacoast franchise. And I'd also like to thank and recognize the Seacoast M&A team for their outstanding work and commitment to executing this transaction.

I'll now turn the call over to Michael to provide additional information on the transaction. Michael?

Michael Young

Thank you, Chuck. I certainly echo your excitement for this partnership.

I'm going to walk us through today the high-level impacts and benefits of the merger; similarities between our two companies; the transaction details; and finally, the opportunities that lie ahead. Chuck provided some background on The Villages community and the cultural alignment between our two companies. Given that VBI has been a private company for its entire 35-year history, I wanted to provide a little more background for those less familiar with the bank itself.

Villages Bancorporation has grown to $4.1 billion in assets within and alongside The Villages community through the first phase of growth on the original 30,000 acres from 1983 to 2017. Villages II is expected to roughly double the size of the original development over the next 15 to 20 years.

This expansion is well underway as VBI just opened a new town center location yesterday, bringing the total branch count for the company to 19 locations. This will add to Seacoast's 79 locations that it currently operates throughout the state of Florida and four for Heartland. Six of VBI's branches are outside of The Villages development and will provide additional opportunity to grow in the attractive North Central Florida market.

Similar to Seacoast, VBI operates a very low-risk business model with high levels of capital. The bank has a low loan-to-deposit ratio with $1.3 billion in loans compared to $3.5 billion in deposits or a 38% loan-to-deposit ratio. The low loan-to-deposit ratio has been largely the result of concentration in 23A restrictions, which have limited the ability to originate commercial loans and hold mortgage originations on balance sheet over the years.

The bank has impressively achieved over a 1% ROA despite those limitations over the prior five years, taking limited credit risk. And in fact, the return on risk-weighted assets is over 1.6%

currently. Given the low loan-to-deposit ratio and high profitability, the bank has maintained a similar fortress-like balance sheet to Seacoast.

One of the bigger drivers of profitability is the high-quality, relationship-based deposit franchise detailed on Page 10 of the investor presentation. The hallmark of the company is its granular, low-cost funding base with over 100,000 customer accounts that have been with the bank on average over 8.5 years. This client base values service and this has led to a low cost of deposits at 1.4%, representing a low beta funding base in the low 30s over the prior two rate hike cycles. Importantly, after the events of 2023, you should note that 75% of the bank's deposits are also FDIC-insured.

Moving to Page 20, you can see the similarity in The Villages loan and deposit mix relative to Seacoast. This will certainly be additive to our franchise and similar to what we've done in the past and bring down our overall pro forma cost of deposits by 10 basis points.

Turning to the transaction metrics as referenced on Slide 12.

Under the terms of the merger agreement, Seacoast will acquire 100% of VBI's outstanding shares. While VBI will own 19% of the pro forma company, nonvoting convertible preferred stock will be issued to certain shareholders in order to ensure the aggregate voting ownership remains below 9.75%.

Based on Seacoast's closing price on May 28, the transaction is valued at $710.8 million. The purchase price translates to 1.61x VBI's tangible book value and 6.7x 2026 earnings per share, inclusive of expected cost savings and balance sheet restructuring. The purchase price, excluding AOCI, represents just 1.33x tangible book value. The consideration mix represents 25% cash and 75% stock as we deploy excess capital to improve our earnings profile.

It's important to note that if the consideration was 100% stock, instead, the deal would have been 6.1% dilutive to tangible book value and approximately 19% accretive to 2027 earnings. So the transaction really combines the equivalent of a share repurchase with an acquisition.

Now let's cover impact, timing and assumptions.

In total, we expect 24% earnings accretion once cost savings are fully reflected with a 2.8-year earn-back and a 28% internal rate of return, which we feel is very compelling use of capital compared to other alternatives, and perhaps most importantly, it converts our excess capital into improved profitability and earnings in a low-risk but franchise-value-accretive manner.

We expect to close the transaction in the fourth quarter of this year, subject to customary regulatory and shareholder approvals. And we are planning a system conversion for mid-2Q '26 so cost savings will be fully phased in by the second half of 2026.

Our extensive M&A experience and partnership with VBI's strong team has resulted in a detailed due diligence process and a strong plan to successfully execute this conservatively modeled transaction.

We expect onetime merger costs to equate to 7.3% of the total transaction value. Cost-saving assumptions are low as we plan to grow The Villages partnership with no branch closures expected as part of the acquisition. Credit assumptions are purposefully conservative, and we will -- and we revised these to reflect recent macroeconomic uncertainty.

We leaned into the Moody's S3 scenario, which resulted in a total estimated purchase mark on loans of 8.9% including the day one CECL reserve. This reflects 3.5% of an interest rate mark, a 2.9% credit mark and a $31 million day one CECL reserve on non-PCD loans. $5.1 million will be a mark on the PCD loans and $33 million of gross credit mark will be accretable. There's also the $47 million interest rate mark, which will also be accretable.

The other key elements of the transaction to note, we plan to restructure VBI's four-year duration bond portfolio to optimize risk-adjusted returns and protect the tangible book value earn-back for our shareholders.

Pro forma, we still maintain a robust capital position with 14.7% total capital and 12.8% Tier 1 capital and a 10.8% CET1 ratio with a much higher PPNR profile going forward.

We -- lastly, I want to cover the strategic value of this acquisition.

We believe the partnership with VBI and The Villages community has significant strategic merits including a low-risk deployment of excess capital to improve our return on equity, scale benefits to more appropriately lever fixed costs associated with crossing the $10 billion asset threshold, and it adds significant capacity for future growth.

Assuming our current balance sheet, our CRE and C&D ratios will decline and our loan-to-deposit ratio will drop into the low 70s from the current mid-80s range. This provides significant future growth opportunity.

Also the removal of 23A restrictions, along with strong population growth in the market as the development continues, will enhance our loan growth outlook. And we anticipate that additional bankers will be attracted to our franchise given our ample capacity to support their personal and customer growth.

While not modeled, we further believe there are revenue synergies and opportunities for redeployment of the securities from -- redeployment from securities to loans at wider spreads. And further, there's additional product capabilities like trust and insurance, which will be additive to VBI's product set and align well with the opportunity in the market.

With that, I'll turn the call back to Chuck.

Chuck Shaffer

All right. Thank you, Michael. And operator, we’re ready to take a few questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Your first question comes from the line of Woody Lay with KBW. Your line is open.

Woody Lay

Hey, good morning, guys.

Chuck Shaffer

Hey Woody.

Michael Young

Morning Woody.

Woody Lay

Wanted to just start with the competitive landscape in The Villages just given Citizens First’s sort of unique position in that market. Just any color on sort of how you expect to maintain that deposit market share? And then I'm assuming the right of first refusal on new branches is transferable in the deal?

Chuck Shaffer

Yes. I'll take that. Yes. It's a great question, Woody. And importantly, is The Villages I was developed, and now The Villages II, The Villages Bancshares and Citizens First Bank came alongside that development and built out a branch network to serve The Villages community. That branch network is sort of anchored by town center locations, so if you were to look at the branch footprint, you'd see the town centers, which are primarily accessible -- or the easiest accessible by the golf cart paths and the ability to drive the golf carts into that part of the community. That's where the bulk of the deposit base is. And we do and will maintain exclusivity of the town centers. And if you want to see the details of that, you can reference the SEC filings in the developer support agreement as well as we have right of first refusal on the new town centers that are going into The Villages II. So that is a very protective component of the deal.

And importantly -- probably even more importantly, that is the partnership we'll have with The Villages development corporation over time to service the customer base and be a partner over the coming 15, 20 years as they build out Villages II.

So we're super excited about it. It's a very unique transaction and a very unique opportunity for us to bolt on to what they've done so well over many years.

Woody Lay

Yes. That's helpful color. And then I also wanted to touch on the previous 23A restrictions on Citizens First. And those are coming off now with the purchase. Could you just sort of frame the opportunity there and how it could impact the forward expectations for loan growth?

Chuck Shaffer

Yes. So kind of two ways to think about that.

One, there was restrictions on how much lending they could do and how much they -- how much loans they -- I should rephrase it, how much loans they could put on the books. But if you think about it both commercial and residential, were constrained. So this opens up our ability to portfolio, both commercial lending and consumer lending over time.

That 23A restriction comes off completely as a result of the transaction. And so that constraint is removed. And so we do feel that that's very accretive and a revenue synergy that, I would say, we probably modeled very conservatively at this point.

And then secondly, the other huge revenue synergy here is the ability to introduce a further and deeper trust and investment management platform with a wider product set that they currently were not offering to that community.

So I think our loan growth profile remains strong on the backside of this. We've been sort of guiding to that mid- to high single-digit range. I think even bolting on this billion-dollar portfolio, we'll still stay in that mid- to high single-digit range.

And in many ways, when you step back and you look at the deal, probably one of the most interesting and compelling reasons that makes this deal different than many other deals that are done in the industry is it reduces our CRE ratios materially and our ADC ratios materially. So not only are we going to have the opportunity to lend into The Villages directly into that community, it opens up more ability to drive loan growth across our franchise. And so it kind of really reloads us in terms of liquidity concentration ratios and gives us the ability to really put all this low-cost deposits to work.

Woody Lay

That’s great color. Alright, that’s all for me. Thanks for taking my questions and congrats on the deal.

Chuck Shaffer

Thanks Woody.

Operator

Your next question comes from the line of Stephen Scouten with Piper Sandler. Your line is open.

Stephen Scouten

Hey, good morning. Appreciate it here. Congrats on the acquisition. Very, very unique and really interesting and exciting.

I guess one of the things I'm curious about is the ability to lever up the balance sheet over time. How do you guys think about how long that might take, what the aspirational goal is? I mean do you want it back to an 80%, 85% loan-to-deposit ratio in time? How can we think about that and the trajectory of that over the next several years?

Michael Young

Hey Stephen, this is Michael. I'll take that one.

Look, I think at a 70% loan-to-deposit ratio, if you do the math with kind of a high single-digit growth rate or so on the loan side and maybe a low single digit to mid-single digit on the deposit side, it will take some time to redeploy that. So it will really be contingent upon the kind of the pace of loan growth. And if that were to accelerate, that could help us to remix more quickly. But I think this sets us up for several years of growth on the loan side.

And quite frankly, I think as The Villages II gets built out, we're going to have significant deposit growth potential on that side as well. So I think that's a high-class problem to have, but we'll be trying to remix towards loans over time. We'll structure -- or when we restructure the securities portfolio, we'll ensure we've got enough cash flow, obviously so we can achieve that. But I think over a medium-term period, you should think about a balance of both balance sheet growth and remixing.

Chuck Shaffer

Yes. And importantly, Stephen, just to bolt on to what Michael said, when you step back and you think about the ability to reposition this bond book with this very low cost of funds, the margin already is substantially improved. And so the earnings profile is out the gate really good without even having to press hard into lending.

So the way we've modeled this and the way you see the pro forma ROA and ROTCE really only assumes the bond reposition. It doesn't assume the loan mix over time. So there's a lot of opportunity here to turn this into material earnings.

Stephen Scouten

Yes, for sure. It becomes kind of the icing on the cake. That makes sense.

And then you guys noted the potential for more hiring over time and think additional bankers will be attracted to the franchise given all the liquidity, which I would agree with. What do you think that looks like? I mean is that -- given some of the restrictions they had on loan growth, is there a big opportunity to add lenders kind of within the community itself or that would lend to the developers who are into the community? Or is it more just leveraging the liquidity kind of across your footprint over time?

Chuck Shaffer

It's a bit of all of the above. There's the opportunity to build out lending teams further into the broader Villages Ocala, Gainesville community and into North Central Florida. That part of the state. If you really kind of run up the middle of the state there from Orlando to Gainesville is -- through The Villages is some of the fastest-growing markets.

Obviously, you'll see the slide in there, The Villages being the number one fastest-growing market. So there's opportunity to add into that with lending teams along the way as well as further opportunities to work with the developer on opportunities in and around The Villages.

And then lastly, we have opportunity to redeploy these deposits all the way around the state. And so it's kind of a little bit of all, Stephen.

Stephen Scouten

Okay. That's great. And then just last thing for me.

On the day two CECL mark, is there -- depending upon changes in accounting treatment, is there a chance that, that is not needed at the time of close based on your understanding of the FASB changes?

Chuck Shaffer

Yes. We'll have the ability to elect that. So we'll see where we are when we get there. But that option potentially will be there for us.

Michael Young

Yes, Stephen, they haven't finalized.

Stephen Scouten

The different dilution, yes.

Michael Young

I was going to say, they haven't finalized -- obviously, they haven't finalized that rule, Stephen. So there's discussion that it may be the ability to do a look-back retroactively. But we'll have to see once they kind of get all that squared away, what direction that will go. But that's about $30 million of impact, so depending on whether we end up needing to take that as a day one CECL reserve or not.

Stephen Scouten

Perfect. Awesome. Well, congrats again guys. Very cool deal. Thanks for the time.

Chuck Shaffer

Thanks, Stephen.

Operator

Your next question comes from the line of Russell Gunther with Stephens. Your line is open.

Russell Gunther

Hey, good morning, guys.

Michael Young

Good morning, [Stephen].

Russell Gunther

So wanted to ask about the timing of the bond restructuring and how you are thinking about pro forma margin upon deal close.

Chuck Shaffer

Michael?

Michael Young

Sure, [Stephen].

On the bond restructure, it's a sizable bond restructure, so we'll evaluate that. I think for competitive reasons, we don't want to divulge too much around timing and magnitude, etc. But we plan to execute on that and manage risk, I think, is the important thing.

So obviously we're going to be very thoughtful about the pro forma risk profile of the company. But we want to ensure that across a range of outcomes that the tangible book value earn-back that we've articulated will be achieved, and that's our number one goal. So we'll ensure that, that is -- that occurs.

I think maybe one of the key distinctions is there are some things within that book that have a little lower spread or a little lower margin that will be more impactful in terms of resetting those up into current products and rates with more normal spreads for a bank balance sheet.

So we'll evaluate that. But a lot of that can occur, I guess, in big picture around legal close.

Chuck Shaffer

Yes. And when Michael says competitive, he means getting the best execution.

Michael Young

Yes.

Russell Gunther

Got it. Okay. No. That's good color, Michael. Thank you.

And then maybe just to follow up, how you guys are thinking about the pro forma margin with all of the -- upon legal close in the securities restructuring complete?

Michael Young

Sure. I think if you look at it, Villages on a standalone basis actually has a little bit lower margin. They're very efficient, and so they're profitable, as I highlighted earlier. But the margin is a bit lower because they're primarily invested into the securities with kind of a mid-3s yield. So as we step that up towards 5%, that's going to be accretive, certainly to their margin.

Then on a pro forma basis, as I talked about, our cost of deposits would likely drop about 10 basis points. And that's about probably the impact to the margin over the near term at legal close and post repositioning. We'll get a 10, 15 basis point benefit to margin, depending on the interest rate environment and how that plays out between now and then certainly. But that's kind of the impact collectively once you mix them in.

Chuck Shaffer

NIMs between now and legal close. And then beyond that, as we rebuild the securities portfolio, we expect sort of much further margin expansion into '26.

Michael Young

Yes. Once -- and redeploying the loans would be accretive to all of that.

Russell Gunther

Understood. Yes. That's very helpful. Thank you for taking that one.

Switching gears on the potential revenue synergies that you guys have identified but not modeled. Any additional color you can share in terms of quantifying that potential upside, what the timing could be? And then just a reminder of what the upfront Durbin hit that would offset it.

Chuck Shaffer

Yes. I'll take the first couple and then I'll let Michael talk a little bit about Durbin.

But the opportunity is huge, particularly in the trust and investment management side of business. The team is actually there today beginning that process. So I would expect us to make investments in both talent and product to serve that community in the coming years. That will continue -- as that happens, we'll continue to update you all on that. But there's tremendous opportunity there to cross-sell and help expand the offering inside the Villages Bancorp and Citizens First Bank.

The other big one is the -- as I mentioned, is the 23A restrictions coming off. Our ability to expand their mortgage product offerings is a tremendous opportunity. We'll begin that sort of immediately post close.

So I would expect a lot of these synergies to start to develop early in '26. We'll legally close this in October. It will take us a little time to get up and running. And then we'll do the -- our plan right now is to do the full technology conversion probably in May of '26. And so as we move beyond that, I would expect the revenue synergies to start to materially show up.

Michael Young

And then, Stephen, on the one other synergy opportunity that kind of hits on both Stephen's question and your question, they did last year about $400 million in mortgage originations. They've been selling all of that. So we would have the balance sheet flexibility to decide between retain versus sell and what kind of optimizes our balance sheet on a go-forward basis. And they have a very good mortgage business, and I think there will be things like mortgage servicing that we haven't done historically that potentially bring into the rest of the franchise on the Seacoast side. So lots of great opportunities.

And then on the Durbin question specifically, it's about $800,000 annually that would come out of their fee income run rate related to Durbin, and that's reflected in the model.

Russell Gunther

Got it. Okay. Thank you both. And then just last one for me, kind of big picture. Chuck, just any quick history on kind of how the deal came together, how long you guys have been talking and whether this was a negotiated transaction?

Chuck Shaffer

Yes. Great question. The process started in about late November and December last year. It was -- I'd describe it as a limited auction. They brought in a number of parties to look and bid on the transaction, and we were one of the parties invited in early into the process.

Russell Gunther

Great. Well guys, that’s it for me. I appreciate you taking all my questions.

Michael Young

Thank you.

Operator

Your next question comes from the line of David Bishop with Hovde Group. Your line is open.

David Bishop

Yeah, good morning, gentlemen.

Michael Young

Morning David.

David Bishop

A question, Chuck and Mike, noticed in the slide deck, C&I loans are a pretty big chunk of their loan portfolio. It seems like maybe they punch above their weight class there. Just curious, what's sort of the makeup of those loans? Is that small business? Just curious how they've been able to sort of grow that so quickly within a community bank wrapper.

Chuck Shaffer

I'll let James take that one.

James Stallings

Hey David, James Stallings here. Yes. We did a pretty deep dive on their portfolio. The bulk of their C&I is pretty consistent with what we see at Seacoast small business and primarily businesses around supporting Villages community.

Of note, they do have about $300 million syndicated loan book that they bought, which is all very high-grade stuff that I'm very comfortable with. That's the one thing that's probably distinct from the Seacoast portfolio. But we're growing that portfolio. So it's certainly additive.

Chuck Shaffer

Yes. And just to add on to that, if you think about the loan book there, it's $1.3-ish billion. As James said, $275 million is that syndicated book. The remaining $1 billion is about a third CRE, a third C&I and a third residential and consumer.

David Bishop

And the plan is to retain that syndicated loan book? Did I hear that correct?

Chuck Shaffer

Yes. We'll retain it. It's a high-quality, highly rated syndicated book that we expect -- we're not going to continue to build into it, but we'll let it sort of mature out over time. But we think it's worth retaining.

David Bishop

Got it. And I think I heard you say -- and looking at some of the Mortgage Disclosure Act, they've been averaging about, I don't know $350 million, $400 million of loan originations. Given some of the limitations and now with the acquisition, any way to sort of ring-fence where you can take that to? Can you up 10%, 25%, just maybe what the capacity to grow the origination channel is?

Chuck Shaffer

I think a reasonable way to model is just to continue to model the volumes they've had. And then what we'll have the opportunity to do is potentially portfolio a little bit more of that volume than they've had given the 23A restriction.

So -- but I think I'd continue to -- if you kind of look at the last couple of years, they continue to support the development of the community. I think I'd run rate that out about the same of what they have been doing. And as The Villages II comes online, potentially that will expand a little bit, but it's hard to quantify that.

David Bishop

Got it. Appreciate the color. Thank you.

Operator

Your next question comes from the line of David Feaster with Raymond James. Your line is open.

David Feaster

Good morning, everybody.

Chuck Shaffer

Morning David.

Michael Young

Morning David.

David Feaster

A couple of questions for you.

I guess, first off, obviously this is a pretty major deal for you all. I mean I think a lot of those listening may not understand the uniqueness and the scale of The Villages. I mean it is a massive and really unique place. This is by far the biggest deal that you've done. I'm curious, how do you think about the playbook and the timeline for integrating and conversion just given the scale of the deal, the nature of the market and the share that you've got there?

Chuck Shaffer

That is the right question and that is our key focus, I would say. What our goal now -- between now and what roughly May of '26 will be making sure we have a flawless conversion. The team is going to be heads down and extremely focused on that.

And I would say part of the reason we were selected as a buyer was the social considerations and the fact that we -- our teams came together in a very positive way. And I feel very good about the cultural integration of the two organizations, and I feel very good about our customer-focused approach that we've always executed.

And I think a little bit uniquely, Seacoast's long history of serving a fairly large consumer business here across particularly our legacy franchise gives us a lot of history and capability to help integrate this customer base. And so -- but that is the key to the success here with this deal is carefully and thoughtfully making sure we have a very good conversion next year. That's why we set it a year off to give us plenty of time to prepare, get all of our ducks in a row and be ready to rock when the day comes.

And our team has had a lot of integration experience, as you know done a lot of deals. We've integrated a lot of platforms, and I'm confident we'll have the -- we will be successful here as well. But that is -- will be between now and then a large part of what our team will be focused on, making sure we're really careful and making sure the integration goes well. And then post integration, we really are focused on taking care of the customers and The Villages.

David Feaster

That's great. And maybe, Chuck, high level, could you just talk about the future of the bank as we look forward? I mean look, it wasn't that long ago that we're sitting at $7 billion or $8 billion. We're talking about seeing opportunity and aspirational targets. There's an opportunity for us to be a $20 billion to $25 billion pure-play Florida bank.

And with these deals closing, we're kind of there. I'm just kind of curious, as you think about the vision for the bank going forward and -- how do you think about that and maybe your aspirations here in Florida?

Chuck Shaffer

Yes. I think there's a lot of benefits this brings in terms of scale. And so what we're now developing and what we've seen develop and this will help further develop is a statewide brand, a statewide ability to service customers, a larger balance sheet, the ability to bring a wider product set and really bring a unique, Florida-focused, relationship-based bank that we see the market being very desirable of.

When you look at the upstream regional and national banks, there's a lot of frustrated customers, a lot of frustrated bankers. And so we now have the scale, the platform, the capability, the products, the technology, the credit package, the team. We've built that over a period of time here. And so we see the growth profile looking really good.

So if you step back and kind of look at the next two to three years, call it, our ability to drive and what we've laid out here in ‘26, and we're pretty transparent on what we think our pro forma earnings look like, is you see fairly material growth and improvement in our returns, particularly on return on capital and ROA. And so kind of the goal here will be to deliver high single-digit growth profile with very solid returns, and we think there's the opportunity to generate a lot of shareholder value in the next two to three years. And we'll see how things play out after that.

But for now that is going to be our key focus: integrate this bank successfully, grow our franchise, hire the right bankers and take advantage of the scale that we've built.

David Feaster

Okay. That's great. And then -- and just last one for me. I was hoping you could touch -- the deal uses a lot of excess capital, right? Obviously you're still well capitalized, but kind of on the lower end of where you've operated and relative to peers. Obviously a big portion of that is from rate marks, right? It's going to be accreted back, not really worried about that.

But just kind of curious how you're thinking about pro forma capital and return opportunities. Or is capital preservation going to kind of be the focus for a while?

Chuck Shaffer

I think at this point, we'll allow earnings to accrete back through as a result of the deal, capital builds back up. But I think this is a very good use of our excess capital.

As we've talked about in the past, when you kind of look at the various capital alternatives, dividends, buybacks, M&A, we've said we've been waiting for the right acquisition. This deal, I think, is the right acquisition. It's a relatively lower-risk transaction, lower loan deposit ratio, lower credit risk and significant earnings profile given the bond reposition.

So I think it is an extremely good use of that capital and the deal we've been waiting for to put that capital to work. So we'll move forward, allow capital to continue to accrete back through over time. And again, we'll just see what opportunities develop in the coming years.

David Feaster

That’s great. Congrats on the deal everybody.

Chuck Shaffer

Awesome. Thank you, David.

Michael Young

Thanks David.

Operator

(Operator Instructions) Your next question comes from the line of Christopher Marinac with Janney Montgomery Scott. Your line is open.

Christopher Marinac

Hey, thanks. Good morning. Appreciate you hosting us all this morning. Wanted to ask about the level of accretion to pro forma earnings. Michael and Chuck, I kind of roughly get it to about 8%. Am I in the ballpark there? And then how quickly will that sort of go backwards as you get into '27?

Michael Young

Sure. Chris, this is Michael. I think as you look at it, the impact from accretion actually is relatively similar to the core deposit and tangible expense that we expect, just given the size and strength of the deposit franchise that we're acquiring. So those are somewhat offsetting to one another, and then there will be a little bit of accretion above that.

But again, with a small loan book, it's not a lot of accretable yield or accretable income there. Net of the core deposit intangible expense, those kind of balance each other out because really, it's the securities book post repositioning, which won't be accretable yield that's coming through.

Chuck Shaffer

Yes. You can see that on Slide 21, Chris. If you look at Slide 21, you'll see exactly what Michael is describing with the offset there. So in many ways, this is not a deal that generates kind of the risk of earnings accretion coming off, as one falls off, the other falls off. So this is a good creator of core earnings.

Christopher Marinac

Sure. And the same is true with Heartland from February announcement mechanics --

Chuck Shaffer

Yes, exactly. Yes.

Christopher Marinac

Okay. So my next question just has to do with how you see securities in the big picture relative to the balance sheet. And we see the numbers obviously at close. But as you think about maybe roughly 30% of earning assets coming from securities, do you think that will get lower over time? I mean obviously you're going to continue to build capital, apply that into the loan growth given the continued outlook on mid- to upper single digits. I'm just curious if securities are going to be a bigger part of the balance sheet for quite some time.

Michael Young

Chris, this is Michael. I think really, the -- we modeled it that way out of conservatism because we don't want to over-assume our loan growth. But as I mentioned, a few of the opportunities between the 23A restrictions lifting, the ability to hold more mortgage on balance sheet if we would like to, particularly for our customers in The Villages, which would be a value-added service and expand their product set, I think there's a lot of opportunities just within those two distinct issues.

And then as Chuck mentioned, the opportunity to hire and retain strong banking talent, it's going to be very attracted to our franchise. And we've, quite frankly, had to turn them away just due to P&L capacity, and this frees up that as well.

So I think there's just a really good growth trajectory on the road ahead. So we'll see how successful we are redeploying that liquidity into loans. But from a conservatism standpoint, we just didn't want to model that and show kind of just what the stand-alone earnings would be that we could obviously more explicitly show.

So I do think -- but maybe zooming out then more strategically to your longer-term question is how quickly can we get this redeployed. I think there's opportunities, and there will be opportunities over the next two to three years. And our CRE and C&D ratios are going to be low relative to capital. We're going to accrete capital very quickly. And so we can afford, if you will, a strong pace of growth if it's there for the taking.

Chuck Shaffer

Yes. And the only thing I'd just remind you that we'll continue to be thoughtful about credit discipline and making good decisions. We're not going to sort of let the big cash pile here drive us into things we shouldn't be doing. We'll be thoughtful as we move through time.

Christopher Marinac

No. That's exactly what I was thinking, Chuck, as I was curious if you would think of a shorter portfolio instead of a longer duration just because you probably will move those parts of the LEGO set, if you will.

Chuck Shaffer

I think you've known the organization a long time Chris, that we'll be thoughtful.

Christopher Marinac

Great. Thanks for all the background here. Appreciate it.

Operator

Seeing no further questions at this time, that concludes our question and answer session.

I will turn the call back over to Chuck Shaffer for closing remarks.

Chuck Shaffer

All right. Thank you. Thank you all for joining us today.

We're very excited. It's an exciting announcement. And to our Seacoast associates, I just want to say I'm amazed by the progress we've made over the last decade. It seems we've come full circle on our land-and-expand strategy that started not far down the road from The Villages with the acquisition of The BANKshares in 2014.

And to all of our new Citizens First Bank employees and customers and -- we look forward to warmly welcoming you to the Seacoast family. I can't wait to see what the future holds, and we'll all celebrate Seacoast Centennial in 2026.

So thank you all for joining us this morning. And Operator, that will conclude our call.

Operator

This concludes today's conference call. Thank you all for joining. And you may now disconnect.

Important Information for Investors and Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Seacoast will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a proxy statement of VBI and a prospectus of Seacoast, and Seacoast will file other documents with the SEC with respect to the proposed merger. A definitive proxy statement/prospectus will be mailed to shareholders of VBI. Investors and shareholders of Seacoast and VBI are urged to read the entire proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Seacoast through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by Seacoast will be available free of charge on Seacoast’s internet website or by contacting Seacoast.

Seacoast has filed a registration statement, as amended on Form S-4 containing a proxy statement of Heartland and a prospectus of Seacoast, and Seacoast will file other documents with respect to the proposed transaction. A definitive proxy statement/prospectus was mailed to the shareholders of Heartland. Investors and shareholders of Seacoast and Heartland are urged to read the entire proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information. Investors and shareholders may obtain these documents free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Seacoast will be available free of charge by contacting Investor Relations at (772) 288-6085.

Heartland and VBI and each company’s directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed merger. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Notice Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning, and protections, of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements about future financial and operating results, cost savings, enhanced revenues, economic and seasonal conditions in the Company’s markets, and improvements to reported earnings that may be realized from cost controls, tax law changes, new initiatives and for integration of banks that the Company has acquired, or expects to acquire, including Heartland and VBI, as well as statements with respect to Seacoast's objectives, strategic plans, expectations and intentions and other statements that are not historical facts. Actual results may differ from those set forth in the forward-looking statements.

Forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates and intentions about future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond the Company’s control, and which may cause the actual results, performance or achievements of Seacoast or Seacoast National Bank (“Seacoast Bank”) to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. You should not expect the Company to update any forward-looking statements.

All statements other than statements of historical fact could be forward-looking statements. You can identify these forward-looking statements through the use of words such as “may”, “will”, “anticipate”, “assume”, “should”, “support”, “indicate”, “would”, “believe”, “contemplate”, “expect”, “estimate”, “continue”, “further”, “plan”, “point to”, “project”, “could”, “intend”, “target” or other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation: the impact of current or future economic and market conditions generally (including seasonality) and in the financial services industry, nationally and within Seacoast’s primary market areas, including the effects of inflationary pressures, changes in interest rates, tariffs or trade wars (including reduced consumer spending, supply chain issues, and adverse impacts to credit quality), slowdowns in economic growth, and the potential for high unemployment rates, as well as the financial stress on borrowers and changes to customer and client behavior and credit risk as a result of the foregoing; potential impacts of adverse developments in the banking industry, including those highlighted by high-profile bank failures, and resulting impacts on customer confidence, deposit outflows, liquidity and the regulatory response thereto (including increases in the cost of our deposit insurance assessments), the Company's ability to effectively manage its liquidity risk and any growth plans, and the availability of capital and funding; governmental monetary and fiscal policies, including interest rate policies of the Board of Governors of the Federal Reserve, as well as legislative, tax and regulatory changes including overdraft and late fee caps (if implemented), and including those that impact the money supply and inflation; the risks of changes in interest rates on the level and composition of deposits, loan demand, liquidity and the values of loan collateral, securities, and interest rate sensitive assets and liabilities; interest rate risks, sensitivities and the shape of the yield curve; changes in accounting policies, rules and practices; changes in retail distribution strategies, customer preferences and behavior generally and as a result of economic factors, including heightened or persistent inflation; changes in the availability and cost of credit and capital in the financial markets; changes in the prices, values and sales volumes of residential and commercial real estate, especially as they relate to the value of collateral supporting the Company’s loans; the Company’s concentration in commercial real estate loans and in real estate collateral in Florida; Seacoast’s ability to comply with any regulatory requirements and the risk that the regulatory environment may not be conducive to or may prohibit or delay the consummation of future mergers and/or business combinations, may increase the length of time and amount of resources required to consummate such transactions, and may reduce the anticipated benefit; inaccuracies or other failures from the use of models, including the failure of assumptions and estimates, as well as differences in, and changes to, economic, market and credit conditions; the impact on the valuation of Seacoast’s investments due to market volatility or counterparty payment risk, as well as the effect of a decline in stock market prices on our fee income from our wealth management business; statutory and regulatory dividend restrictions; increases in regulatory capital requirements for banking organizations generally; the risks of mergers, acquisitions and divestitures, including the Company’s ability to continue to identify acquisition targets, successfully acquire and integrate desirable financial institutions and realize expected revenues, revenue synergies and expense savings; changes in technology or products that may be more difficult, costly, or less effective than anticipated; the Company’s ability to identify and address increased cybersecurity risks, including those impacting vendors and other third parties which may be exacerbated by developments in generative artificial intelligence; fraud or misconduct by internal or external parties, which Seacoast may not be able to prevent, detect or mitigate; inability of Seacoast’s risk management framework to manage risks associated with the Company’s business; dependence on key suppliers or vendors to obtain equipment or services for the business on acceptable terms; reduction in or the termination of Seacoast’s ability to use the online- or mobile-based platform that is critical to the Company’s business growth strategy; the effects of war or other conflicts, acts of terrorism, natural disasters, including hurricanes in the Company’s footprint, health emergencies, epidemics or pandemics, or other catastrophic events that may affect general economic conditions and/or increase costs, including, but not limited to, property and casualty and other insurance costs; Seacoast’s ability to maintain adequate internal controls over financial reporting; potential claims, damages, penalties, fines, costs and reputational damage resulting from pending or future litigation, regulatory proceedings and enforcement actions; the risks that deferred tax assets could be reduced if estimates of future taxable income from the Company’s operations and tax planning strategies are less than currently estimated, the results of tax audit findings, challenges to our tax positions, or adverse changes or interpretations of tax laws; the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, non-bank financial technology providers, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions; the failure of assumptions underlying the establishment of reserves for expected credit losses; a deterioration of the credit rating for U.S. long-term sovereign debt, actions that the U.S. government may take to avoid exceeding the debt ceiling, and uncertainties surrounding the federal budget and economic policy, including the impact of tariffs and trade policies; the risk that balance sheet, revenue growth, and loan growth expectations may differ from actual results; and other factors and risks described in any of the Company's subsequent reports filed with the SEC and available on its website at www.sec.gov.

The risks relating to the proposed Heartland and VBI mergers include, without limitation, failure to obtain the approval of shareholders of Heartland and VBI in connection with the mergers; the timing to consummate the proposed mergers; the risk that a condition to the closing of the proposed mergers may not be satisfied; the risk that a regulatory approval that may be required for the proposed VBI merger is not obtained or is obtained subject to conditions that are not anticipated; the parties' ability to achieve the synergies and value creation contemplated by the proposed merger; the parties' ability to promptly and effectively integrate the businesses of the Company, Heartland and VBI, including unexpected transaction costs, the costs of integrating operations, severance, professional fees and other expenses; the diversion of management time on issues related to the mergers; the failure to consummate or any delay in consummating the merger for other reasons; changes in laws or regulations; the risks of customer and employee loss and business disruption, including, without limitation, as the result of difficulties in maintaining relationships with employees; increased competitive pressures and solicitations of customers and employees by competitors; the difficulties and risks inherent with entering new markets.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in the Company’s annual report on Form 10-K for the year ended December 31, 2024 under “Special Cautionary Notice Regarding Forward-Looking Statements” and “Risk Factors”, and otherwise in the Company’s SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at www.sec.gov.